Mail Stop 4561

May 8, 2009

Via Mail and Facsimile to (858) 430-3578

Tony Aquila, CEO and President
Solera Holdings, Inc.
15030 Avenue of Science
San Diego, California 92128

      Re: **Solera Holdings, Inc.**
               Annual Report on Form 10-K
               Filed August 29, 2008
               File No. 001-33461

Dear Mr. Aquila:

      We have reviewed your response letter dated April 21, 2009 in connection with the above-referenced filing and have the following comments. Where prior comments are referenced, they refer to our letter dated March 26, 2009.

Item 3. Legal Proceedings, page 23

1.   We note your response to prior comment 3, which states that none of the current litigation describe in Item 3 of your 2008 10-K is material, and is included for the purpose of providing investors with a sense of the type of disputes you encounter. Based upon your response, we now understand that you do not believe that the Preferred Provider Organization litigation is material. As such, we suggest that you clarify in future filings the basis on which you are providing the disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Factors Affecting Our Operating Results, page 31

2.   We note your response to prior comment 4, which addressed your list of several factors that you believe have, and will, influence your operating results, and asked you to discuss what your management views as the key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company. Your response appears to express your belief that merely listing key factors, as you have done in your 2008 10-K, is sufficient to meet your disclosure obligations, and complies with the

guidance set forth in SEC Release No. 33-8350. Future filings should include an enhanced discussion and analysis of the key factors affecting your business and how they materially impacted, or did not impact, your business during the period covered by the periodic or annual report. Please confirm your understanding of the same.

Results of Operations, page 40

3.   We note your response to prior comment 5, which states that changes in your revenues from period to period have been substantially due to changes in the volume of your products sold and services provided. Please tell us whether these changes in volume were material. If material, please tell us the consideration you gave to providing a narrative discussion of the extent to which changes in volume affected changes in your revenues from period to period. See Item 303(a)(3)(iii) of Regulation S-K.

Item 11. Executive Compensation, page 51

Incorporated by Reference to Definitive Proxy Statement Filed October 14, 2008

Compensation Discussion & Analysis, page 26

Elements of Compensation, page 28

Annual Cash Incentive, page 29

4.   We note your response to prior comment 6, which expresses your belief that no further disclosure is required regarding the individual performance objectives portion of your Solera Incentive Plan because they are not a material component of compensation, and because disclosure of target levels for individual performance-based goals would be competitively harmful. Item 402 of Regulation S-K requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers designated under paragraph (a)(3) of the Item. See Item 402(a)(2) of Regulation S-K. As such, a detailed qualitative and quantitative discussion of the individual performance targets is required Compensation Discussion & Analysis disclosure. We note your statement that disclosure of individual target levels would be competitively harmful pursuant to Instruction 4. As previously requested, please provide us with a detailed supplemental analysis supporting your conclusion. Because you have already disclosed your corporate performance target levels, please make sure that your Instruction 4 analysis discusses why the individual performance objectives pose a greater risk of competitive harm. As such, we reissue prior comment 6 in part, as it pertains to the Solera Incentive Plan.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director